SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                      Transmisora Electrica Quillota Ltda.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                   Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                    The William P. Rogers Building
South Church Street                           2001 K Street, NW
Georgetown, Grand Cayman                      Washington, DC  20006-1001
Cayman Islands, BWI                           Attention:  Ashley Meise
Attention:  Andrew Aldridge

     Southern Cone Power Limited ("SCP"), a company incorporated in the Cayman Islands, hereby notifies the Securities and Exchange Commission that Transmisora Electrica Quillota Ltda. ("Transmisora"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     A. The name and business address of the company claiming FUCO status is:

          Transmisora Electrica Quillota Ltda.
          Calle Santa Rosa N76
          Santiago, Chile

     Compania Electrica San Isidro S.A. ("San Isidro") owns and operates a 370 megawatt single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. Transmisora, which is 50% owned by San Isidro, owns and operates electric transmission facilities that interconnect the Plant with the grid. SCP intends to own indirectly a 12.5% interest in Transmisora through its interests in Entergy Power Chile S.A., Inversiones Electricas Quillota S.A. and San Isidro, all of which are FUCOs under the Act.

     The following persons (other than SCP's proposed ownership interest) own a 5% or more voting interest in Transmisora: (a) San Isidro (50%) and (b) Empresa Electrica Colbun Machicura S.A. (50%).

Item 2. Domestic Associate Public-Utility Companies of Transmisora and their Relationship to Transmisora.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of Transmisora within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.

                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



                                     - 3 -